SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE TO

Amendment No. 1

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

American Financial Realty Trust

(Name of Issuer)

American Financial Realty Trust

(Name of Filing Person (Offeror and Issuer))

4.375% Convertible Senior Notes due 2024

(Title of Class of Securities)

02607PAB3

(CUSIP Number of Class of Securities)

Edward J. Matey Jr., Esq.

American Financial Realty Trust

610 Old York Road, Suite 300,

Jenkintown, Pennsylvania 19046

(212) 887-2280

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on
 Behalf of the Filing Person)

With a copy to:

Larry P. Medvinsky, Esq. Karl A. Roessner, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000	Craig M. Wasserman, Esq. Stephanie J. Seligman, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	James W. McKenzie, Jr., Esq. Justin W. Chairman, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103 (215) 963-5000

Calculation of Filing Fee

Transaction Valuation $454,156,250 (a)	Amount of Filing Fee $17,848.34 (b)

(a)

The transaction value shown is only for the purpose of calculating the filing fee. The amount shown assumes that $450,000,000 aggregate principal amount of the 4.375% Convertible Senior Notes due 2024 (the “Notes”) are purchased at a price of $1,000.00 per $1,000 principal amount plus accrued and unpaid interest up to, but not including, the payment date.

(b)

The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 6 for fiscal year 2008, equals $39.30 per million of transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$17,848.34	Filing Party: American Financial Realty Trust

Form or Registration No.:	SC TO-I File No. 5-79643	Date Filed: March 3, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.

	☒	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

                This Amendment No. 1 (this “Amendment No. 1”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by American Financial Realty Trust, a Maryland real estate investment trust (the “Company”), with the Securities and Exchange Commission on March 3, 2008 (the “Schedule TO”) in connection with the offer (the “Offer”) by the Company to purchase for cash any and all of the Company’s 4.375% Convertible Senior Notes due 2024 (the “Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of March 3, 2008 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”).  Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.

                As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 1, including all appendices, schedules, exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of this Amendment No. 1 as set forth herein. You should read this Amendment No. 1 together with the Schedule TO filed on March 3, 2008.

ITEM 11.        Additional Information

(b) The Schedule TO is amended supplementally by the following amendments to the Offer to Purchase:

1.             The section of the Offer to Purchase entitled “Statement Regard Forward Looking Statements” is hereby amended as follows:

a.

The first sentence of the first paragraph of such section is hereby deleted in its entirety and replaced with the following sentence: “This Offer to Purchase, including information included or incorporated by reference in this Offer to Purchase, may contain forward-looking statements.”

b.

The following sentence is hereby added to the end of the last paragraph of such section: “Any forward-looking statements made in connection with the Offer, including the press release announcing the Offer, are not protected by the Private Securities Litigation Reform Act of 1995.”

2.             The section of the Offer to Purchase entitled “Available Information and Documents Incorporated By Reference” is hereby amended to delete the third paragraph of such section in its entirety and to replace such paragraph with the following:  “We will file an amendment to the Schedule TO to incorporate by reference the information contained in the documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this Offer to Purchase and prior to the Expiration Date (other than Current Reports filed on Form 8-K furnished under Item 2.02 and Item 7.01, including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01), to the extent the information is deemed material.”

3.             The section of the Offer to Purchase entitled “The Offer — Conditions of the Offer” is hereby amended as follows:

a.	The phrases “sole judgment” in the second paragraph, inclusive of sub paragraphs (a), (b) and (c), of such section are replaced by the phrase “reasonable judgment.”

b.

The second sentence of last paragraph of such section is deleted in its entirety and replaced with the following: “Any determination made by the Company concerning an event, development or circumstance described or referred to above may be challenged by a Holder in a court of competent jurisdiction. A non-appealable determination by a court of competent jurisdiction will be final and binding upon all parties.”

4.             The section of the Offer to Purchase entitled “The Offer — Procedures for Tendering Notes — Other Matters” is hereby amended to delete the fifth paragraph of such section in its entirety and to replace such paragraph with the following:  “The Company’s interpretation of the terms and conditions of the Offer (including the instructions in the Letter of Transmittal) will be final and binding but, if challenged, remain subject to the review of courts of competent jurisdiction under applicable law.”

5.             The section of the Offer to Purchase entitled “The Offer — Expiration Date; Extension; Amendment; Termination” is hereby amended to delete the first sentence of the third paragraph of such section in its entirety and to replace it with the following:  “We reserve the right, in our sole discretion, to terminate the Offer in the event that any of the conditions of the Offer are not satisfied.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2008

AMERICAN FINANCIAL REALTY TRUST

By:	/s/ David J. Nettina
Name:	David J. Nettina
Title:	President and Chief Financial Officer